October 18, 2022

VIA EDGAR SUBMISSION

Attn: Rob Shapiro and Theresa Brillant

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	fuboTV Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed March 1, 2022
File No. 001-39590

Dear Mr. Shapiro and Ms. Brillant:

fuboTV Inc. (the “Company”) is pleased to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated September 21, 2022. For ease of reference, the comments are repeated in italics below and followed by the Company’s response.

Form 10-K for Year Ended December 31, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics and Non-GAAP Measures, page 57

1.	We note your response to prior comment 5. Average Revenue Per User (ARPU) implies that the measure is based upon revenue recognized in accordance with GAAP. However, the numerator, Non-GAAP Platform Bookings, includes revenue recognized on both a cash and accrual basis. Please refer to Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures and revise both measures accordingly.

The Company acknowledges the Staff’s comment regarding the Company’s current method of calculating Average Revenue Per User (ARPU). In recognition of the Staff’s comment, the Company proposes to revise the presentation of ARPU in its future periodic reports and other public disclosures so that the numerator consists of Subscription revenue and Advertising revenue, each of which is a component of GAAP revenue presented on the face of the Company’s income statement. In addition, the Company plans to remove any statement indicating that ARPU is a non-GAAP financial measure.

The Company believes that Subscription revenue and Advertising revenue are appropriate to include in its calculation of ARPU because these two categories reflect revenue sources that are impacted, either directly or indirectly, by subscriber enrollment and engagement. As described in the Company’s Quarterly Report on Form 10-Q, filed with the Commission on August 8, 2022 (the “Q3 2022 10-Q”), Subscription revenue consists primarily of subscription plans sold through the Company’s website and third-party app stores, and Advertising revenue consists primarily of fees charged to advertisers who want to display ads within the streamed content.

Consistent with the Company’s current reporting approach, the Company plans to provide a geographic breakdown of ARPU for U.S. and Canada (“North America”) and the remaining territories in which the Company operates (“ROW”). The Company will also include the geographic breakdown of revenue between North America and ROW in the notes to the financial statements, consistent with the presentation of U.S. and Canada and Rest of world subscription and advertising revenues included in Note 5 to the consolidated financial statements included in the Q3 2022 10-Q. In addition, the Company is considering providing a further breakdown of ARPU for each geographic region into Subscription ARPU, calculated solely using Subscription revenue, and Advertising ARPU, calculated solely using Advertising revenue.

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For the Staff’s reference, below is an illustrative example of planned disclosure with respect to ARPU:

Average Revenue Per User

We believe ARPU provides useful information for investors to gauge the revenue generated per subscriber on a monthly basis. ARPU, with respect to a given period, is defined as total Subscription revenue and Advertising revenue collected in such period, divided by the average daily paid subscribers in such period, divided by the number of months in such period. Advertising revenue, like Subscription revenue, is primarily driven by the number of subscribers to our platform and per-subscriber viewership such as the type of, and duration of, content watched on platform. We believe ARPU is an important metric for both management and investors to evaluate the Company’s core operating performance and measure our subscriber monetization, as well as evaluate unit economics, payback on subscriber acquisition cost and lifetime value per subscriber. In addition, we believe that presenting a geographic breakdown for North America ARPU and ROW ARPU allows for a more meaningful assessment of the business because of the significant differences in both Subscription revenue and Advertising revenue generated on a per-subscriber basis in North America when compared to ROW due to our current subscription pricing models and advertising monetization in the two geographic regions.

North America (NA) ARPU	Rest of World (ROW) ARPU

GAAP Subscription Revenue	GAAP Subscription Revenue

GAAP Advertising Revenue	GAAP Advertising Revenue

Subtract	Subtract

ROW Subscription Revenue	NA Subscription Revenue

ROW Advertising Revenue	NA Advertising Revenue

Total	Total

Divide	Divide

Average Subscribers (NA)	Average Subscribers (ROW)

Months in Period	Months in Period

NA ARPU	ROW ARPU

2.	We note your explanation related to the presentation of non-GAAP ACPU in your response to comment 5. It appears that Non-GAAP Variable COGS and ACPU substitute individually tailored recognition and measurement methods for those of GAAP. Please refer to Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures and revise accordingly.

In recognition of the Staff’s comment, the Company will remove the presentation of ACPU in its future periodic reports and other public disclosures.

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3.	In connection with the previous two comments, please remove the presentation of Non-GAAP Adjusted Contribution Margin as it substitutes individually tailored recognition and measurement methods for those of GAAP.

In recognition of the Staff’s comment, the Company will remove the presentation of Non-GAAP Adjusted Contribution Margin in its future periodic reports and other public disclosures.

Please do not hesitate to telephone the undersigned at (212) 672-0055 if you have any questions regarding this response letter.

Very truly yours,

/s/ John Janedis
Name:	John Janedis
Title:	Chief Financial Officer

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